SOKO, INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Soko, Inc.
San Francisco, California

We have reviewed the accompanying consolidated financial statements of Soko, Inc., which comprise the consolidated balance sheets as of December 31, 2020, and 2019, and the related consolidated statements of income, consolidated statements of equity and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
September 17, 2021

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

SOKO, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 1,299,589	$ 498,225
Accounts receivable, net	160,096	242,362
Inventory	425,512	299,906
Prepaid expenses and other current assets	181,924	149,818
TOTAL CURRENT ASSETS	2,067,121	1,190,311
PROPERTY AND EQUIPMENT		
Property and equipment, net	252,255	420,239
TOTAL ASSETS	$ 2,319,376	$ 1,610,550

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ 312,839	$ 299,253
Accrued expenses	68,457	74,774
Deferred revenue	1,495	17,182
Working capital line of credit	1,302,948	612,881
TOTAL CURRENT LIABILITIES	1,685,739	1,004,090
LONG-TERM LIABILITIES		
Notes payable	1,000,000	-
Warrant liability	2,606,467	2,144,340
Grant loan	814,009	431,212
TOTAL LONG-TERM LIABILITIES	4,420,476	2,575,552
TOTAL LIABILITIES	6,106,215	3,579,642
SHAREHOLDERS' EQUITY		
Preferred stock, see note 8	678	594
Common stock, see note 8	422	422
Additional paid-in capital	10,086,056	8,790,802
Accumulated deficit	(13,873,995)	(10,760,910)
TOTAL SHAREHOLDERS' EQUITY	(3,786,839)	(1,969,092)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,319,376	$ 1,610,550

See independent accountant's review report and accompanying notes to financial statements.

SOKO, INC.
CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ 2,569,975	$ 2,625,606
COST OF GOODS SOLD	1,153,407	1,121,414
GROSS PROFIT	1,416,568	1,504,192
OPERATING EXPENSES		
Depreciation expense	68,170	79,644
General and administrative	1,046,823	1,468,887
Salaries and wages	2,091,518	1,926,582
Sales and marketing	802,931	626,559
TOTAL OPERATING EXPENSES	4,009,442	4,101,672
NET OPERATING INCOME	(2,592,874)	(2,597,480)
OTHER INCOME/(EXPENSES)		
Loss on issuance of warrants	-	(2,144,340)
Loss on change in fair value of warrants	(462,126)	-
Interest income	9	14
Grant income	47,423	4,985
Gain/(loss) on sale of asset	846	(1,255)
Interest expense	(91,791)	(23,760)
TOTAL OTHER INCOME/(EXPENSES)	(505,639)	(2,164,356)
NET LOSS	$ (3,098,513)	$ (4,761,836)
OTHER COMPREHENSIVE LOSS		
Foreign currency translation loss	(14,572)	(47,489)
TOTAL COMPREHENSIVE LOSS	$ (3,113,085)	$ (4,809,325)

See independent accountant's review report and accompanying notes to financial statements.

SOKO, INC.
CONSOLIDATED STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Preferred Stock		Common Stock		Additional	Retained Earnings	
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2019	2,824,243	$ 282	4,218,947	$ 422	3,000,387	$ (5,951,585)	$ (2,950,494)
Other comprehensive loss	-	-	-	-	-	(47,489)	$ (47,489)
Stock compensation expense	-	-	-	-	57,463	-	$ 57,463
Issuance and converison of preferred stock	3,112,297	312	-	-	5,732,952	-	$ 5,733,264
Net loss	-	-	-	-	-	(4,761,836)	$ (4,761,836)
ENDING BALANCE, DECEMBER 31, 2019	5,936,540	$ 594	4,218,947	$ 422	$ 8,790,802	$ (10,760,910)	$ (1,969,092)
Other comprehensive loss	-	-	-	-	-	(14,572)	$ (14,572)
Stock compensation expense	-	-	-	-	171,793	-	$ 171,793
Issuance of preferred stock	845,225	84	-	-	1,123,461	-	$ 1,123,545
Net loss	-	-	-	-	-	(3,098,513)	$ (3,098,513)
ENDING BALANCE, DECEMBER 31, 2020	6,781,765	$ 678	4,218,947	$ 422	$ 10,086,056	$ (13,873,995)	$ (3,786,839)

See independent accountant's review report and accompanying notes to financial statements.

- 5 -

SOKO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (3,113,085)	$ (4,809,325)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation expense	68,170	79,644
Stock compensation expense	171,793	57,463
Issuance and change in value of warrant liability	462,127	2,144,340
(Increase) decrease in assets:		
Accounts receivable	82,266	(101,384)
Inventory	(125,606)	106,415
Prepaid expenses and other current assets	(32,106)	44,747
Increase (decrease) in liabilities:		
Accounts payable	13,586	13,964
Accrued expenses	(6,317)	10,233
Deferred revenue	(15,687)	(2,822)
CASH USED FOR OPERATING ACTIVITIES	(2,494,859)	(2,456,725)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash provided by sale of/(used) for fixed assets	99,814	(384,555)
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	99,814	(384,555)
CASH FLOWS FROM FINANCING ACTIVITIES		
Conversion of convertible notes	-	(3,153,452)
Draws from working capital line of credit	690,067	612,881
Issuance of stock	1,123,545	5,733,264
Issuance/(Repayment) of notes payable	1,000,000	(578,987)
Issuance of grant loan	382,797	431,212
CASH PROVIDED BY FINANCING ACTIVITIES	3,196,409	3,044,918
NET INCREASE IN CASH	801,364	203,638
CASH AT BEGINNING OF YEAR	498,225	294,587
CASH AT END OF YEAR	$ 1,299,589	$ 498,225
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 91,791	$ 23,760
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
The financial statements have been prepared to present the financial position and results of operations of the following entities (collectively, the "Company").

Soko, Inc. was incorporated in the State of Delaware on May 15, 2012. Previously, the Company was registered as Sasa International, Inc. in the State of Delaware and filed a certificate to change the Company name to Soko, Inc. on April 5, 2013. The Company is a manufacturing platform built using mobile technology to connect independent, distributed artisans to the global market.

SasaAfrica Limited is wholly owned by Soko, Inc. and was incorporated in Nairobi, Kenya on May 15, 2012.

Going Concern
Since Inception, the Company has relied on funds from convertible notes, notes payable, preferred and common stock issued to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to finish the development of the jewelry.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

The financial statements include the consolidated results of Soko, Inc. and SasaAfrica Limited. As a result, the commonly controlled entities are consolidated, with accounts being combined from the earliest period presented and intercompany balances and transactions eliminated.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

See independent accountant's review report.

1.   **Summary of Significant Accounting Policies (continued)**

Risks and Uncertainties (continued)
The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, and 2019, the Company has recorded $91,769 and nil as an allowance for doubtful accounts.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2020, and 2019, the balance of inventory related to finished goods was $108,642 and $132,317 and the balance of inventory related to raw materials was $316,870 and $167,589.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Assets classes are depreciated, as follows:

> Workshop equipment – six to ten years
> Office equipment – three to five years
> Furniture and fixtures – five to seven years
> Software – five years

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the

1. **Summary of Significant Accounting Policies (continued)**

Income taxes (continued)
Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware, California, and Country of Kenya.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling Jewelry. The Company's payments are generally collected upfront. For years ending December 31, 2020 and 2019 the Company recognized $2,569,975 and $2,625,606 in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

Property and equipment consisted of the following at December 31, 2020 and 2019:

Property and equipment at cost:	2020	2019
Workshop equipment	$ 124,945	$ 228,256
Office equipment	116,846	113,369
Furniture and fixtures	39,705	39,612
Software	195,904	195,188
	477,400	576,425
Less: Accumulated depreciation	225,145	156,186
Total	$ 252,255	$ 420,239

4. **Warrant Liability**

During 2019, the Company issued 1,864,134 warrants to shareholders and employees. The warrants entitle the holder to purchase one share of common stock at an exercise price equal to $2.0669 per share at any time on or after the "Initial Exercise Date" and on or prior to the close of business on April 19, 2026 (the "Termination Date"). The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock included in the public share offering. Management also determined that the warrants are callable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability pursuant to ASC 480 "Distinguishing Liabilities from Equity". In accordance with the accounting guidance, the outstanding warrants are recognized as a warrant liability on the balance sheet and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as a component of other income in the statement of operations.

The fair value of the warrant liabilities was measured using the Black-Scholes model. Significant inputs into the model at the inception and reporting period measurement dates are as follows:

Warrant Calculation

Stock Price	$ 2.07
Exercise Price	$ 2.07
Time to Maturity (years)	7
Annual Risk-Free Interest Rate	2.92%
Annualized Volitility	52%
Fair value of warrants	$1.15 - $1.40

4.   **Warrant Liability (continued)**

The warrants outstanding and fair values at each of the respective valuation dates are summarized below:

	Warrants Outstanding	Fair Value per Share		Fair Value
Fair value at initial measurement date:	1,864,134	$	1.15	$ 2,144,340
Fair value at December 31, 2019:	1,864,134			2,144,340
Change in fair value of warrants	1,864,134	$	1.40	462,126
Fair value at December 31, 2020:	1,864,134			$ 2,606,466

As of December 31, 2020, and 2019, the Company recorded a loss of $426,126, and nil in the change of fair value of the warrants, respectively.

The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about future activities and the Company's stock prices and historical volatility as inputs. During the years ending December 31, 2020, and 2019, none of the warrants have bene exercised.

5.   **Notes Payable**

Debt consisted of the following at December 31, 2020 and 2019:

	2020	2019
Contract note payable; interest at 5% per annum, maturing in January 2024, quarterly payment of interest only through December 2022, four quarterly principal repayments due beginning January 2023, collateralized by a Company assets.	$ 1,000,000	$ -
Less: Current portion of notes payable	-	-
Long term portion of notes payable	1,000,000	-

Maturity of the notes payable is as follows:

December 31, 2021	$ -
December 31, 2022	-
December 31, 2023	1,000,000
	$ 1,000,000

6. **Grant loan**

In September 2019, the Company was awarded a repayable grant in the amount of EURO 749,000 ($914,978 at December 31, 2020). The grant does not bear interest. Payments are due within 30 days after receiving a payment request from the lender, or if the project shows successful completion (meaning sales are more than $7,000,000 or profits before taxation are more than $1,000,000). The lender charges a monitoring fee of EURO 20,000, which is due at the time of the first repayment. Financial targets are tested, starting December 31, 2021 and ending December 31, 2025. As of December 31, 2020 and 2019, the Company owes the lender $814,009 and $431,212, respectively.

7. **Working Capital Line of Credit**

The Company has a EUR 1,500,000 ($1,832,400 at December 31, 2020) line of credit with a Lendahand. The line of credit bears 6.25% interest. Payments are due quarterly, and full payments of the draws are due within 18-months of the draw date. As of December 31, 2020 and 2019, the Company had $1,302,948 and $612,881 outstanding on the line of credit, respectively.

8. **Equity**

Preferred Stock
Under the amended articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 8,645,899 shares at $0.0001 par value per share. As of December 31, 2020, and 2019, 6,781,765 and 5,936,540 shares of Preferred Stock have been issued and are outstanding, respectively.

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 15,000,000 shares, at $0.0001 par value per share. As of December 31, 2020, and 2019, 4,218,947 shares have been issued and are outstanding.

Equity Incentive
The Company's 2012 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 2,065,490 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2020, and 2019, 1,854,751 and 1,374,212 shares are outstanding under the Plan, respectively. As of December 31, 2020, and 2019, 825,068 and 197,961 shares are exercisable under the Plan, respectively.

9. **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on May 15, 2012, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

10.   <u>**Subsequent Events**</u>

ANY SUBSEQUENT EVENTS TO DISCLOSE?

Managements Evaluation
The Company has evaluated subsequent events through September 17, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.